                                 EXHIBIT 99.2

                              PRESS ANNOUNCEMENT

                           SUNGARD DATA SYSTEMS INC.

                                5 February 1998

           NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR
         PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

                           SUNGARD DATA SYSTEMS INC.

                               RECOMMENDED OFFER
                                      FOR
                               ROLFE & NOLAN PLC

                                    SUMMARY

 . SunGard and Rolfe & Nolan are pleased to announce the terms of a recommended share for share offer for Rolfe & Nolan, which, on the basis set out in the full text of this announcement, values each Rolfe & Nolan Share at approximately 525p and the whole of Rolfe & Nolan at approximately (Pounds)71.2 million on a fully diluted basis.

 . The Offer value of 525p, on the basis set out in the full text of this announcement, represents a premium of 45.8 per cent. over the closing middle market price of 360p per Rolfe & Nolan Share as derived from SEDOL on 4 February 1998, the last dealing day before this announcement, and represents a multiple of 36.2 times Rolfe & Nolan's reported earnings per share for the year ended 28 February 1997.

 . The Directors of Rolfe & Nolan have given irrevocable undertakings to accept the Offer in respect of their entire beneficial holdings amounting in total to 1,020,020 Rolfe & Nolan Shares, representing 7.7 per cent. of Rolfe & Nolan's issued share capital.

 .  Commenting on the Offer, James L. Mann, Chairman and Chief Executive
   Officer of SunGard, said:

    "There is a growing global trend among banks and financial institutions towards standardisation of mission critical systems. This trend is coupled with a desire to secure strategic relationships with systems providers that have both the resources and expertise to provide products and global support services to satisfy current and long term market requirements. The acquisition of Rolfe & Nolan's product technology and application expertise and worldwide customer base will be an excellent complement to the existing businesses in our Trading Systems Group. We look forward to working with Rolfe & Nolan in meeting the new and evolving challenges within and across the industries we serve."

 .  Tim Hearley, Chairman of Rolfe & Nolan, said:

    "Notwithstanding the recent successes of the Rolfe & Nolan Group, the Board has for some time recognised the advantages, in terms of development, sales and marketing resources, that a substantially larger partner would be able to offer. This is particularly relevant in the context of ongoing development costs and the longer than anticipated timeframe for winning new sales of the Lighthouse product. The Board believes that merging Rolfe & Nolan's business with SunGard's addresses these important issues whilst delivering attractive shareholder value and therefore intends to recommend the Offer."

  This summary should be read in conjunction with the attached announcement.

  A Registration Statement relating to the Offer and the New SunGard Common Stock to be issued as consideration under the Offer will be filed today with the SEC. Such New SunGard Common Stock may not be sold nor may the Offer be accepted in the United States prior to the time such Registration Statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy such New SunGard Common Stock. The making of the Offer, and the posting of the Offer Document, are conditional on that Registration Statement becoming effective.

  The Offer will be made to Rolfe & Nolan Shareholders who are resident in the United States but will not be made, directly or indirectly, in or into Canada, Australia or Japan. Copies of this announcement are not being, and must not be, made available or distributed in or into the United States, Canada, Australia or Japan.

 Enquiries:

  SunGard Data Systems Inc.          (00 1) 610 341 8743

   Richard C. Tarbox


  Broadview Associates               0171 290 8500

   Patrick Seely
   Julian Culhane

  Rolfe & Nolan Plc

   Tim Hearley, Chairman             0171 240 6090
   Peter Day, Chief Executive        0171 374 4841

  Close Brothers                     0171 426 4000

   Colin Keogh
   Peter Alcaraz

  Broadview Associates, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for SunGard and no-one else in connection with the Offer and will not be responsible to anyone other than SunGard for providing the protections afforded to customers of Broadview Associates or for giving advice in relation to the Offer. Broadview Associates will be acting through Broadview Associates LLC for the purposes of making the Offer in and into the United States.

  Close Brothers, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Rolfe & Nolan and no-one else in connection with the Offer and will not be responsible to anyone other than Rolfe & Nolan for providing the protections afforded to customers of Close Brothers or for giving advice in relation to the Offer.

           NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR
         PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

                                5 February 1998

                           SUNGARD DATA SYSTEMS INC.

                               RECOMMENDED OFFER
                                      FOR
                               ROLFE & NOLAN PLC

1. INTRODUCTION

  The Boards of SunGard and Rolfe & Nolan are pleased to announce that agreement has been reached on the terms of a recommended share for share offer to be made by Broadview Associates on behalf of SunGard for the whole of the share capital of Rolfe & Nolan.

  On the basis set out in paragraph 2 below, the Offer represents a premium of
45.8 per cent. over the closing middle market price of 360p per Rolfe & Nolan Share as derived from SEDOL on 4 February 1998, the last dealing day before this announcement.

  The Board of Rolfe & Nolan, which has been so advised by Close Brothers, considers the terms of the Offer to be fair and reasonable and intends unanimously to recommend Rolfe & Nolan Shareholders to accept the Offer. In providing advice to the Board of Rolfe & Nolan, Close Brothers has taken into account the commercial assessments of the Directors of Rolfe & Nolan. Rolfe & Nolan Shareholders should however, have regard to certain risk factors relating to SunGard which will be set out in the Offer Document.

  The Directors of Rolfe & Nolan have given irrevocable undertakings to accept the Offer in respect of their entire beneficial holdings amounting in total to 1,020,020 Rolfe & Nolan Shares, representing 7.7 per cent. of Rolfe & Nolan's issued share capital.

2. THE OFFER

  The making of the Offer, and the posting of the Offer Document, are conditional on the Registration Statement, which will be filed with the SEC today, becoming effective. Subject to the satisfaction of that condition, the Offer will be made on, and subject to, the conditions and principal further terms set out in Appendix I to this announcement, and on the following basis:

  FOR EACH ROLFE & NOLAN SHARE A FRACTION OF A SHARE OF SUNGARD COMMON STOCK
                               EQUIVALENT IN VALUE (ON THE BASIS SET OUT
                               BELOW) TO 525P, SUBJECT TO THE MINIMUM AND
                               MAXIMUM FRACTIONS REFERRED TO BELOW.

  The exact fraction of a share of SunGard Common Stock to be issued for each Rolfe & Nolan Share as consideration under the Offer will depend on the Final SunGard Price and the Final Exchange Rate (which will be determined as described below). Such fraction will be calculated (rounded to 4 decimal places) by dividing 525p by the sterling equivalent in pence (calculated at the Final Exchange Rate) of the Final SunGard Price, subject to a maximum of
0.3100 of a share of SunGard Common Stock and a minimum of 0.2750 of a share of SunGard Common Stock.

  This calculation can be represented mathematically (subject to the maximum and minimum fractions of a share referred to above) as:

   Fraction of a share of                                525p
   SunGard Common Stock for            =        -----------------------
   each Rolfe & Nolan Share                     sterling equivalent of
                                                the Final SunGard Price

  The Final SunGard Price will be the average of the closing prices on the NYSE of a share of SunGard Common Stock for the 20 Trading Days up to (but excluding) the day on which the Offer becomes or is declared unconditional in all respects. The Final Exchange Rate will be the average of the mid-points of the closing spread of the dollar to sterling spot rate, as shown in the Financial Times (UK edition), prevailing on the same 20 days.

  Based on the closing SunGard Common Stock price on the NYSE on 4 February 1998 (and the Illustrative Exchange Rate), the fraction of a share of SunGard Common Stock to be issued for each Rolfe & Nolan Share would be 0.2765 and the sterling equivalent value of the Offer would be 525p per Rolfe & Nolan Share.

  Changes in the market price of SunGard Common Stock, prior to the Offer becoming or being declared unconditional in all respects, will not affect the implied sterling value of the Offer, which will remain constant at 525p, unless:

  -- the sterling equivalent of the Final SunGard Price is more than (Pounds)19.09 ($31.36 at the Illustrative Exchange Rate) in which case the sterling equivalent value of the Offer will rise; or

  -- the sterling equivalent of the Final SunGard Price is less than (Pounds)16.94 ($27.82 at the Illustrative Exchange Rate) in which case the sterling equivalent value of the Offer will fall.

  The following table illustrates the fraction of a share of SunGard Common Stock which would be issued in exchange for each Rolfe & Nolan Share (and the implied sterling value of the Offer), assuming the Final Exchange Rate is the same as the Illustrative Exchange Rate, on the basis of the following possible Final SunGard Prices:

                           FINAL SUNGARD PRICE   FRACTION OF A SHARE OF
                         (STERLING EQUIVALENT AT     SUNGARD COMMON
                            THE ILLUSTRATIVE      STOCK FOR EACH ROLFE  IMPLIED VALUE
FINAL SUNGARD PRICE          EXCHANGE RATE)           NOLAN SHARE       OF THE OFFER
-------------------      ----------------------- ---------------------- -------------
  $33.00................      (Pounds)20.09              0.2750             553p
                              -------------              ------             ----
  $32.00................      (Pounds)19.48              0.2750             536p
  $31.36................      (Pounds)19.09              0.2750             525p
  $31.00................      (Pounds)18.87              0.2782             525p
  $30.00................      (Pounds)18.26              0.2874             525p
  $29.00................      (Pounds)17.66              0.2973             525p
  $28.00................      (Pounds)17.05              0.3080             525p
  $27.82................      (Pounds)16.94              0.3100             525p
                              -------------              ------             ----
  $27.00................      (Pounds)16.44              0.3100             510p
  $26.00................      (Pounds)15.83              0.3100             491p

  There will be no adjustment to the fraction of a share of SunGard Common Stock to be issued in exchange for each Rolfe & Nolan Share for any changes in the price of SunGard Common Stock or the dollar to sterling spot rate after the latest date by reference to which the Final SunGard Price and the Final Exchange Rate are fixed.

  SunGard will announce, on a daily basis through the London Stock Exchange, commencing on the day after the posting of the Offer Document and concluding on the day on which the Offer becomes or is declared unconditional in all respects, the rolling average closing price on the NYSE of a share of SunGard Common Stock and the rolling average of the mid-points of the closing spread of the dollar to sterling spot rate as shown in the Financial Times (UK edition), each calculated in relation to the Reference Period. SunGard will also announce the fraction of SunGard Common Stock that would be issued for each Rolfe & Nolan Share based on such rolling averages.

  The Rolfe & Nolan Shares which are the subject of the Offer will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto, including the right to receive all dividends and other distributions declared, paid or made hereafter.

  If the Offer becomes or is declared unconditional in all respects, fractions of shares of SunGard Common Stock will not be issued to accepting Rolfe & Nolan Shareholders who will instead receive from SunGard an amount in cash (in sterling calculated at the Final Exchange Rate) in lieu of any entitlements to a fraction of a share of SunGard Common Stock. However, individual entitlements of less than (Pounds)3.00 will not be paid to Rolfe & Nolan Shareholders but will be retained for the benefit of the Enlarged SunGard Group.

  The New SunGard Common Stock will be issued credited as fully paid and will rank PARI PASSU in all respects with the existing SunGard Common Stock, including the right to any dividends and other distributions declared, paid or made hereafter. The New SunGard Common Stock will be issued free from all liens, equities, charges, encumbrances and other interests.

3. DEALING FACILITY

  The New SunGard Common Stock will be traded on the NYSE but will not be listed or traded on the London Stock Exchange. Since Rolfe & Nolan Shareholders may not be able to deal easily or economically in the US market, Rolfe & Nolan Shareholders will, shortly after the Offer Document is posted, receive information regarding a dealing facility developed by IRG Trustees Limited utilising the services of Merrill Lynch International. This arrangement will enable Rolfe & Nolan Shareholders who wish to sell all of their New SunGard Common Stock to deal through Merrill Lynch International at a competitive rate of commission.

4. FINANCIAL EFFECTS OF THE OFFER

  (a) CAPITAL VALUE

  The following table illustrates the increase in capital value under the Offer for a holder of 100 Rolfe & Nolan Shares who accepts the Offer if the Offer becomes or is declared unconditional in all respects:

   Sterling equivalent value of New SunGard Common Stock issued in exchange for 100 Rolfe & Nolan Shares under the Offer
    (i).........................................................    (Pounds)525
   Market value of 100 Rolfe & Nolan Shares (ii)................    (Pounds)360
   Increase in value (iii)......................................    (Pounds)165
   Percentage increase (iii).................................... 45.8 per cent.

--------
Notes:

(i) The sterling equivalent value of New SunGard Common Stock is based on the closing price of SunGard Common Stock on the NYSE of $31.1875 on 4 February 1998, the last dealing day before this announcement, and the Illustrative Exchange Rate.
(ii) The market value attributed to one Rolfe & Nolan Share is based on the closing middle market price of 360p as derived from SEDOL on 4 February 1998, the last dealing day before this announcement.
(iii) No account has been taken of any liability to taxation or for the treatment of fractional entitlements to SunGard Common Stock.

  (b) INCOME

  SunGard intends to continue its policy of retaining earnings for use in its operations and in the expansion of its business and therefore does not anticipate paying any cash dividends or making any other form of distribution of income for the foreseeable future. Historically, SunGard has never paid a cash dividend.

  For the year ended 28 February 1997, a holder of 100 Rolfe & Nolan Shares would have received net dividend income totalling 550p.

  On 17 October 1997 SunGard made certain statements with regard to its prospects for the year ended 31 December 1997 and the year ending 31 December 1998. These statements were made in the US within the "Safe Harbor" provisions of the US Private Litigation Reform Act 1995. At the time they were made, SunGard had not sought, nor was it under any obligation to seek, any independent verification of these statements by its advisers. Given the uncertainty inherent in seeking to make a forecast for an unexpired period as long as that covered by the year ending 31 December 1998, it is not possible for independent accountants and SunGard's financial advisers to obtain sufficient comfort on the assumptions underlying that statement to enable them to report thereon in accordance with the requirements of the City Code. Accordingly, while the Offer Document to be sent to Rolfe & Nolan Shareholders, once the Registration Statement becomes effective, will contain SunGard's preliminary announcement of its results for the year ended 31 December 1997, there can be no assurances that the financial performance set forth in the statement regarding SunGard's prospects for the year ending 31 December 1998 will be realised. THEREFORE, ROLFE & NOLAN SHAREHOLDERS SHOULD PLACE NO RELIANCE WHATSOEVER ON THAT STATEMENT IN DETERMINING THE ACTION THAT THEY SHOULD TAKE IN RESPECT OF THE OFFER.

5. ROLFE & NOLAN SHARE OPTION SCHEMES

  The Offer will extend to any Rolfe & Nolan Shares which are issued or unconditionally allotted while the Offer remains open for acceptance as a result of the exercise of options granted under the Rolfe & Nolan Share Option Schemes.

  Appropriate proposals reflecting the terms of the Offer will be made in due course to participants in the Rolfe & Nolan Share Option Schemes if the Offer becomes or is declared unconditional in all respects.

6. ACCOUNTING TREATMENT

 Pooling of Interests

  It will be a condition of the Offer that SunGard receives a letter from Coopers & Lybrand, SunGard's auditors, dated as of the date on which the Offer becomes or is declared unconditional in all respects, confirming that they continue to concur with SunGard management's conclusion that the acquisition of Rolfe & Nolan may be accounted for as a pooling of interests under US GAAP.

  Coopers & Lybrand have confirmed to SunGard that they concur with SunGard management's current conclusion that the acquisition of Rolfe & Nolan may be accounted for as a pooling of interests under US GAAP.

  The Offer is expected to close during the second quarter of 1998, subject to, amongst other things, regulatory approval and acceptance by 90 per cent. of Rolf & Nolan Shareholders

 Affiliate Agreements

  In order that the acquisition of Rolfe & Nolan may be treated as a pooling of interests under US GAAP, the Directors of Rolfe & Nolan and certain persons associated with them have entered into agreements with SunGard in respect of a total of 1,034,020 Rolfe & Nolan Shares (representing approximately 7.8 per cent. of Rolfe & Nolan's issued share capital), under which they agree, unless certain conditions set out in the these agreements are satisfied, not to deal in their Rolfe & Nolan Shares (other than to accept the Offer) or their New SunGard Common Stock until SunGard has published financial statements incorporating at least 30 days of combined operations of SunGard and Rolfe & Nolan.

7. INFORMATION ON SUNGARD

  SunGard is a computer services and software company that specialises in proprietary investment support systems, comprehensive computer disaster recovery services and proprietary healthcare information systems. SunGard is a leading provider of investment support systems to the financial services industry and a leading provider of comprehensive computer disaster recovery services. SunGard's business approach is to focus on market niches in which it has opportunities to develop or acquire leading products and market positions.

  SunGard's operations are decentralised, and its management philosophy is one of "controlled entrepreneurship". SunGard's services are provided through separate business units. Each business is directed by its own management team and has its own sales, marketing, product development, operations and customer support personnel. Overall corporate control and co-ordination are achieved through centralised budgeting, financial and legal reporting, cash management and strategic planning. SunGard believes that this approach has facilitated more focused marketing, specialised product development, responsive customer service and highly motivated management.

  On 2 January 1998, SunGard completed the acquisition of Infinity by way of an issue of SunGard Common Stock. Based on the closing price of SunGard Common Stock of $29 9/16 on the NYSE at that date, the shares issued as consideration for the acquisition had a value of approximately $389 million ((Pounds)237 million at the Illustrative Exchange Rate). Infinity develops, markets and supports enterprise software solutions for financial trading and risk management.

  For the year ended 31 December 1996, SunGard generated income before taxes of $63.6 million ((Pounds)38.7 million at the Illustrative Exchange Rate) on revenues of $670.3 million ((Pounds)408.1 million at the Illustrative Exchange
Rate). As at 31 December 1996 SunGard had total stockholders' equity (shareholders' funds) of $464.6 million ((Pounds)282.9 million at the Illustrative Exchange Rate).

  SunGard Common Stock is traded on the NYSE under the symbol "SDS" and SunGard had a market capitalisation of approximately $3,184 million ((Pounds)1,939 million the Illustrative Exchange Rate) as of 4 February 1998, the last dealing day before this announcement, based on the closing SunGard Common Stock price on the NYSE of $31.1875.

8. INFORMATION ON ROLFE & NOLAN

  Rolfe & Nolan is a supplier of risk management software for global treasury and capital markets operations and settlement software for the worldwide derivatives industry. Using leading edge technology, its systems are capable of satisfying clients' operational needs in these areas across the globe. Rolfe & Nolan's turnover is primarily derived from its bureaux and facilities management services related to its settlement software system, which generate a strong monthly recurring revenue stream. In addition, the Rolfe & Nolan Group licences its software to larger clients for use on their in-house computer installations and provides ancillary services to its full customer base. The Rolfe & Nolan Group has data centres in four locations and staff in three time zones supporting approximately 280 clients in 23 countries.

  Rolfe & Nolan's core operation is its futures and options business which is engaged in the provision and support of settlement software for the futures and options industry. In the year ended 28 February 1997, this business accounted for approximately 94 per cent. of the Rolfe & Nolan Group's turnover.

  In 1993 the Rolfe & Nolan Group purchased the intellectual property rights to the Lighthouse system which it has been developing internally since that time. Lighthouse is a software product designed to support treasury derivatives trading operations. It is designed to meet the administration, risk management and accounting requirements of banks, other financial institutions and corporates trading treasury and over-the-counter derivative products, such as swaps, interest rate options, money market instruments and foreign exchange.

  In the year ended 28 February 1997, Rolfe & Nolan's turnover was (Pounds)20.3 million and reported profit before tax was (Pounds)2.8 million. At that date the Rolfe & Nolan Group's net assets were (Pounds)5.3 million.

  Although Rolfe & Nolan has recently signed a Master Agreement for Lighthouse with a leading US investment bank, the timing and amounts of licence payments have yet to be agreed and will have an important influence on the Rolfe & Nolan Group's results for the year to 28 February 1998. The outcome for the year will depend substantially on being able to book this and certain other significant contract income against costs incurred in the financial year to date. In addition, the Board believes that the announcement of the Offer may increase the risk that these contracts will not be concluded before the year end. In the event that these contracts are not booked by 28 February 1998, the Board of Rolfe & Nolan believes that trading for the current financial year would be more likely to result in a loss than a profit for the Rolfe & Nolan Group. This would be a materially worse outcome than current stock market expectations.

  In the event that the Offer does not become or is not declared unconditional in all respects, the Board believes that as an independent company, Rolfe & Nolan would need a substantial further equity capital raising in the early part of 1998 to resource its continued development costs.

9. REASONS FOR THE OFFER

  SunGard seeks to grow both internally and through the acquisition of complementary businesses. Rolfe & Nolan's products will complement and broaden SunGard's existing product lines and customer bases in the investment support systems business.

  SunGard sells its computer services and software to the financial services industry and believes that Rolfe & Nolan's products will enhance SunGard's ability to service that industry. The demand for trading and risk management systems by the financial services industry has grown significantly over the past several years. Financial institutions worldwide have increasingly invested financial and other resources in the development and acquisition of trading and risk management technology. SunGard believes that the addition of Rolfe & Nolan's products should assist SunGard to take advantage of this trend and should help further establish SunGard as a leading provider of trading and risk management solutions software.

  The acquisition is also in response to and in anticipation of significant changes in the marketplace as a result of consolidation of the financial services industry. Such consolidation increases the purchasing power of customers and imposes increased pressure on vendors that supply and support software products and services to reduce their costs. The combination of the technologies and product development resources of Rolfe & Nolan and SunGard should enable SunGard to respond more effectively to the demand for technological change and continuing product development relating to software products for the financial services industry.

  SunGard believes there is significant potential enhancement of the strategic and market position of the combined companies beyond that achievable by SunGard alone.

10. EMPLOYEES

  The existing employment rights, including pension rights, of employees of the Rolfe & Nolan Group will be fully safeguarded.

11. OFFER DOCUMENT

  Broadview Associates, the financial adviser to SunGard, will despatch the formal Offer Document, containing the full terms and conditions of the Offer, to Rolfe & Nolan Shareholders provided that the Registration Statement becomes effective. The making of the Offer and the posting of the Offer Document are conditional on the Registration Statement becoming effective. SunGard does not anticipate the Registration Statement becoming effective until at least 12 February 1998. SunGard will announce, through the London Stock Exchange, on the day on which the Registration Statement has become effective that this event has occurred.

  The Offer will be made to Rolfe & Nolan Shareholders who are resident in the United States but will not be made, directly or indirectly, in or into Canada, Australia or Japan. Copies of this announcement are not being, and must not be, made available or distributed in or into the United States, Canada, Australia or Japan.

12. GENERAL

  The Directors of SunGard accept responsibility for the information contained in this announcement other than information relating to the Rolfe & Nolan Group and the Directors of Rolfe & Nolan. To the best of the knowledge and belief of the Directors of SunGard (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

  The Directors of Rolfe & Nolan accept responsibility for the information contained in this announcement relating to the Rolfe & Nolan Group and the Directors of Rolfe & Nolan. To the best of the knowledge and belief of the Directors of Rolfe & Nolan (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

  Broadview Associates, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for SunGard and no-one else in connection with the Offer and will not be responsible to anyone other than SunGard for providing the protections afforded to customers of Broadview Associates or for giving advice in relation to the Offer. Broadview Associates will be acting through Broadview Associates LLC for the purposes of making the Offer in and into the United States.

  Close Brothers, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Rolfe & Nolan and no-one else in connection with the Offer and will not be responsible to anyone other than Rolfe & Nolan for providing the protections afforded to customers of Close Brothers or for giving advice in relation to the Offer.

                                  APPENDIX I

              CONDITIONS AND PRINCIPAL FURTHER TERMS OF THE OFFER

  The Offer will comply with English Law and the City Code.

PRE-CONDITION TO THE OFFER

  The making of the Offer, and the posting of the Offer Document, are conditional on the Registration Statement relating to the New SunGard Common Stock becoming effective.

CONDITIONS OF THE OFFER

  The Offer will be subject to the following conditions:

    a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on the first closing date of the Offer (or such later time(s) and/or date(s) as SunGard may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as SunGard may decide) of the Rolfe & Nolan Shares to which the Offer relates, provided that this condition will not be satisfied unless SunGard and/or its wholly-owned subsidiaries shall have acquired or agreed to acquire (pursuant to the Offer or otherwise) Rolfe & Nolan Shares carrying in aggregate more than 50 per cent. of the voting rights then exercisable at a general meeting of Rolfe & Nolan. For the purposes of this condition, Rolfe & Nolan Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon their being entered in the register of members of Rolfe & Nolan;

    b) the approval for listing on the NYSE, subject to official notice of issuance, of the New SunGard Common Stock;

    c) the Office of Fair Trading indicating, in terms satisfactory to SunGard, that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of Rolfe & Nolan by SunGard or any matters arising therefrom to the Monopolies and Mergers Commission;

    d) SunGard having received a letter from Coopers & Lybrand, dated as of the date on which the Offer becomes or is declared unconditional in all respects (with Coopers & Lybrand having received a supporting letter from Rolfe & Nolan's auditors), confirming to SunGard its earlier letter that Coopers & Lybrand concurs with SunGard management's conclusion that the acquisition of Rolfe & Nolan may be accounted for as a pooling of interests under US GAAP;

    e) the Registration Statement, and any post-effective amendments thereto, remaining effective under the Securities Act and no stop order suspending the effectiveness of such registration statement or any part thereof having been issued and no proceeding for that purpose having been initiated or threatened by the SEC;

    f) no Third Party having instituted, implemented or threatened, or having decided to institute, implement or threaten, any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted or required any action to be taken or information to be provided and there not continuing to be outstanding any statute, regulation, order or decision which would or might:

      i) make the Offer or the acquisition by SunGard of any or all Rolfe & Nolan Shares, or control of Rolfe & Nolan by SunGard, void, illegal or unenforceable, or otherwise, directly or indirectly, restrict, prohibit, materially delay or otherwise interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise materially challenge, the Offer or the acquisition of any or all Rolfe & Nolan Shares or control of Rolfe & Nolan by SunGard;

      ii) require or prevent the divestiture by the Wider SunGard Group or by the Wider Rolfe & Nolan Group of all or any material portion of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct their respective businesses or to own their respective assets or property or any part of them;

      iii) impose any limitation on the ability of any member of the Wider SunGard Group to acquire, directly or indirectly, or to hold or exercise effectively all or any rights of ownership of Rolfe & Nolan Shares or on the ability of Rolfe & Nolan or any member of the Wider Rolfe & Nolan Group or SunGard to hold or exercise effectively any rights of ownership of shares in any member of the Wider Rolfe & Nolan Group held or owned by it;

      iv) result in a delay in the ability of any member of the Wider SunGard Group, or render any member of the Wider SunGard Group unable, to acquire some or all of the shares in Rolfe & Nolan;

      v) save pursuant to the Offer or Part XIIIA of the Companies Act 1985, require any member of the Wider SunGard Group or of the Wider Rolfe & Nolan Group to offer to acquire any shares in any member of the Wider Rolfe & Nolan Group owned by any third party; or

      vi) otherwise materially and adversely affect the business, profits or prospects of any member of the Wider Rolfe & Nolan Group,

  and all applicable waiting periods during which any Third Party could institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference under the laws of any jurisdiction having expired, lapsed or been terminated;

    g) all necessary filings having been made and all appropriate waiting periods under any applicable legislation and regulations in any jurisdiction having expired, lapsed or been terminated and no notice of any intention to revoke any of the same having been received, in each case as may be necessary in connection with the Offer or the acquisition by any member of the Wider SunGard Group of any shares in, or control of, Rolfe & Nolan and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals necessary or appropriate for or in respect of the Offer or the proposed acquisition of Rolfe & Nolan by any member of the Wider SunGard Group having been obtained in terms and in a form satisfactory to SunGard from all appropriate Third Parties and all such authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals remaining in full force and effect at the time the Offer becomes otherwise unconditional and there being no intimation of any intention to revoke or amend or not to renew the same in connection with the Offer under the laws or regulations of any jurisdiction and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

    h) except as SunGard and Rolfe & Nolan have agreed in writing has been disclosed to SunGard, there being no provision of any arrangement, agreement or other instrument to which any member of the Wider Rolfe & Nolan Group or any partnership or company in which any member of the Wider Rolfe & Nolan Group is interested (an "associate") is a party or by or to which any member or associate or any of their respective assets may be bound or be subject which could, in consequence of the Offer or the proposed acquisition of Rolfe & Nolan Shares by SunGard, result in:

      i) any moneys borrowed by or any other indebtedness, actual or contingent, of any such member or associate becoming repayable or capable of being declared repayable immediately or prior to the stated repayment date in such arrangement, agreement or instrument or the ability of such member or associate to incur any indebtedness being withdrawn or inhibited;

      ii) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or associate or any such security (whenever arising or having arisen) becoming enforceable;

      iii) any such arrangement, agreement or instrument being terminated or adversely modified or any action of an adverse nature being taken or onerous obligation arising thereunder;

      iv) any assets or interests of any such member or associate being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business;

      v) the respective financial or trading position, profits or prospects of any such member or associate being prejudiced or adversely affected;

      vi) the interests or business of any such member or associate in or with any other person, firm or company (or any arrangements relating to such interests or business) being adversely affected; or

      vii) any such member or associate ceasing to be able to carry on business under any name under which it presently does so,

  and in any such case the result will be adverse to and material in the context of the Wider Rolfe & Nolan Group taken as a whole;

    i) except as disclosed in the Annual Report and Accounts of Rolfe & Nolan for the year ended 28 February 1997 or as publicly announced to the London Stock Exchange prior to 5 February 1998 or as SunGard and Rolfe & Nolan have agreed in writing has been disclosed to SunGard, no member of the Rolfe & Nolan Group having since 28 February 1997:

      (ix) (save for transactions solely with wholly-owned subsidiaries of Rolfe & Nolan) issued or agreed to or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities save for options granted and the issue of shares pursuant to the exercise of options granted on or before the date hereof under the Rolfe & Nolan Share Option Schemes;

      (x) save for the final dividend of 3.8p per share paid by Rolfe & Nolan in respect of the period to 28 February 1997 and the interim dividend of 1.7p per share paid on 30 January 1998, declared, paid or made or proposed to declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise other than to Rolfe & Nolan or wholly owned subsidiaries of Rolfe & Nolan;

      (xi) authorised, proposed or announced an intention to authorise or propose any merger or acquisition, demerger, disposal or transfer of assets (other than in the ordinary course of trading);

      (xii) authorised, proposed or announced its intention to authorise or propose any change to its share or loan capital (save for any Rolfe & Nolan Shares allotted upon the exercise of options granted on or before the date hereof under the Rolfe & Nolan Share Option Schemes);

      (xiii) disposed of or transferred, mortgaged or encumbered any assets or any right, title or interest in any asset (save in the ordinary course of trading) which in any such case is adverse to and material in the context of the Rolfe & Nolan Group taken as a whole;

      (xiv) issued or proposed the issue of any debentures or (save in the ordinary course of business) incurred any indebtedness or contingent liability which in any such case is adverse to and material in the context of the Rolfe & Nolan Group taken as a whole;

      (xv) entered into any arrangement, agreement, transaction or commitment (whether in respect of capital expenditure, trading obligations or otherwise) which is of a loss making, long term, onerous or unusual nature or which involves or could involve an obligation of such a nature or magnitude which in any such case is adverse to and material in the context of the Rolfe & Nolan Group taken as a whole;

      (xvi) entered into or varied the terms of any service agreement or agreement for services with any director of Rolfe & Nolan;

      (xvii) purchased any of its own shares;

      (xviii) proposed any voluntary winding-up;

      (xix) waived or compromised any claim which is adverse to and material in the context of the Rolfe & Nolan Group taken as a whole;

      (xx) terminated or varied the terms of any agreement or arrangement between any member of the Wider Rolfe & Nolan Group and any other person in a manner which would or might be expected to have a material adverse effect on the position or prospects of the Rolfe & Nolan Group; or

      (xxi) entered into any arrangement, agreement or commitment or passed any resolution with respect to any of the transactions, matters or events referred to in this paragraph (i);

        a) except as disclosed in the Annual Report and Accounts of Rolfe & Nolan for the year ended 28 February 1997, or as publicly announced to the London Stock Exchange prior to 5 February 1998 or as SunGard and Rolfe & Nolan have agreed in writing has been disclosed to SunGard, since 28 February 1997 and prior to the date on which the Offer becomes otherwise unconditional:

                (x) there having been no adverse change in the business,
              financial or trading position or profits or prospects of any member of the Wider Rolfe & Nolan Group;

                (xi) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, intimated or instituted by or remaining outstanding against any member of the Wider Rolfe & Nolan Group (whether as plaintiff or defendant or otherwise);

                (xii) no claim being made, and no circumstance having arisen which might lead to a claim being made, under the insurance of any member of the Wider Rolfe & Nolan Group which would or might reasonably be expected to have an effect on the Wider Rolfe & Nolan Group; and

                (xiii) no contingent liability having arisen or become
              apparent which might be likely in either case to have an adverse effect on any member of the Wider Rolfe & Nolan Group,

  which in any such case is adverse to and material in the context of the Wider Rolfe & Nolan Group taken as a whole; and

    k) except as SunGard and Rolfe & Nolan have agreed in writing has been disclosed in writing to SunGard, SunGard not having discovered that the financial, business or other information publicly disclosed at any time by or on behalf of any member of the Wider Rolfe & Nolan Group contains a misrepresentation of material fact or omits to state a material fact necessary to make the information contained therein not materially misleading.

  SunGard reserves the right (but shall be under no obligation) to waive all or any of conditions (c) to (k) both inclusive, in whole or in part. In order for the Offer not to lapse, conditions (c) to (k) both inclusive must be satisfied as at, or waived on or before midnight on, the 21st day after the later of the first closing date of the Offer and the date on which condition
(a) is satisfied (or in each case such later date as the Panel may agree). SunGard shall be under no obligation to waive or treat as satisfied any of conditions (c) to (k) both inclusive by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that the relevant condition may not be capable of satisfaction.

  If SunGard is required by the Panel to make an offer or offers for Rolfe & Nolan Shares under the provisions of Rule 9 of the City Code, SunGard may make such alterations to the terms and conditions of the Offer, including condition
(a) above, as are necessary to comply with the provisions of that Rule.

  The Offer will lapse if the proposed acquisition of Rolfe & Nolan is referred to the Monopolies and Mergers Commission before 3.00 p.m. (London time) on the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later. If the Offer so lapses, the Offer will cease to be capable of further acceptance and accepting Rolfe & Nolan Shareholders and SunGard will cease to be bound by any forms of acceptance submitted before the time when the Offer lapses.

                                  APPENDIX II

                                  DEFINITIONS

  In this announcement the following definitions apply, unless the current context requires otherwise:

"Australia"            the Commonwealth of Australia and its dependent
                       territories

"Board" or             the board of directors, of Rolfe & Nolan or SunGard, as
"Directors" or         the case may be
"Board of Directors"

"Broadview             BVA Associates Limited
Associates"

"Canada" Canada, its possessions and territories and all areas subject to its jurisdiction or any political sub-division thereof

"City Code"            The City Code on Takeovers and Mergers of the United
                       Kingdom

"Close Brothers"       Close Brothers Corporate Finance Limited

"Coopers & Lybrand"    Coopers & Lybrand L.L.P.

"dollars" or "$"       US dollars

"Enlarged SunGard      the SunGard Group following the acquisition of Rolfe &
Group"                 Nolan pursuant to the Offer

"Final Exchange        the average of the mid-points of the closing spread of
Rate"                  the dollar to sterling spot rate, as shown in the
                       Financial Times (UK edition) in relation to the 20 days used to calculate the Final SunGard Price

"Final SunGard         the average of the closing prices per share of SunGard
Price"                 Common Stock on the NYSE for each of the 20 US Trading
                       Days up to (but excluding) the day on which the Offer becomes or is declared unconditional in all respects

"first closing date    the date which is 20 US Business Days after the Offer
of the Offer"          is made

"Illustrative          (Pounds):$1.6425, being the mid-point of the closing
Exchange Rate"         spread of the dollar to sterling spot rate, as shown in
                       the Financial Times (UK edition) on 4 February 1998 being the latest practicable date prior to this announcement

"Infinity"             Infinity Financial Technology, Inc.

"Japan" Japan, its cities, prefectures, territories and possessions

"London Stock          the London Stock Exchange Limited
Exchange"


"New SunGard Common    SunGard Common Stock to be issued pursuant to the Offer
Stock"

"NYSE"                 New York Stock Exchange

"Offer" the recommended offer to be made by Broadview Associates on behalf of SunGard to acquire all the Rolfe & Nolan Shares on the terms and subject to the conditions set out in this announcement and in the Appendix to this announcement and to be contained in the Offer Document including, where the context so requires, any subsequent revision, variation, extension or renewal thereof

"Offer Document"       the formal document (including the Appendices thereto)
                       by which the Offer will be made

"Panel"                the Panel on Takeovers and Mergers of the United
                       Kingdom

"pounds", "pounds      UK pounds sterling
sterling",
"sterling" or
"(Pounds)"

"Reference Period"     the rolling period consisting of up to a maximum 20 US
                       Trading Days, initially commencing on the day on which the Offer Document is posted and always terminating on the day immediately preceding the day on which the relevant announcement is made

"Registration          the Registration Statement on Form S-4 relating to the
Statement"             Offer to be filed by SunGard with the SEC under the
                       Securities Act

"Rolfe & Nolan"        Rolfe & Nolan Plc

"Rolfe & Nolan         Rolfe & Nolan and its subsidiaries
Group"

"Rolfe & Nolan         existing issued and fully paid ordinary shares of 10p
Shares"                each in Rolfe & Nolan and any further such shares which
                       are unconditionally allotted or issued before the date on which the Offer closes (or such earlier date as SunGard may, subject to the City Code, determine)

"Rolfe & Nolan         the aggregate of (a) the Rolfe & Nolan Shares which
Shares to which the    have been unconditionally allotted or issued on the
Offer relates"         date of the Offer and (b) the Rolfe & Nolan Shares
                       unconditionally allotted or issued after the date of the Offer but on or before the date on which the Offer closes (or such earlier date as SunGard may, subject to the City Code, decide) but excluding Rolfe & Nolan
                       Shares which at the date of the Offer are held by SunGard and/or its associates (within the meaning of section 430E of the Companies Act 1985) or which, at such date, SunGard and/or its associates have (otherwise than under such a contract as is described in section 428(5) of the Companies Act 1985) contracted to acquire

"Rolfe & Nolan         holders of Rolfe & Nolan Shares
Shareholders"

"Rolfe & Nolan Share   the Rolfe & Nolan Executive Share Option Scheme, the
Option Schemes"        Rolfe & Nolan Executive Share Option Scheme (1993), the
                       Rolfe & Nolan Executive Share Option Scheme for
                       Overseas Employees, the Rolfe & Nolan Executive Share
                       Option Scheme (1995), the Rolfe & Nolan Savings Related
                       Share Option Scheme and the Rolfe & Nolan Savings
                       Related Share Option Scheme (1995)

"SEC"                  United States Securities and Exchange Commission

"Securities Act"       US Securities Act of 1933, as amended, and the rules
                       thereunder

"SEDOL"                the London Stock Exchange Daily Official List

"SunGard"              SunGard Data Systems Inc.

"SunGard Common        $0.01 par value common stock of SunGard
Stock"

"SunGard Group"        SunGard and its affiliates

"Third Party"          a government or governmental, quasi-governmental,
                       supranational, statutory, regulatory or investigative body, trade agency, professional association, institution, court or any other similar person or body whatsoever in any jurisdiction

"Trading Day"          any day on which the NYSE is open for trading of
                       SunGard Common Stock

"United Kingdom" or    United Kingdom of Great Britain and Northern Ireland
"UK"


"United States" or     United States of America, its territories and
"US"                   possessions, any State of the United States and the
                       District of Columbia

"US Business Day"      any day other than Saturday, Sunday or a federal
                       holiday in the US

"US GAAP"              US generally accepted accounting principles

"Wider Rolfe & Nolan   Rolfe & Nolan, its subsidiaries and any companies in
Group"                 which Rolfe & Nolan or any of its subsidiaries has a
                       direct or indirect interest of 20 per cent. or more of the equity capital

"Wider SunGard         SunGard, its subsidiaries and any companies in which
Group"                 SunGard or any of its subsidiaries has a direct or
                       indirect interest of 20 per cent. or more of the equity capital